FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 13, 2009

3

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic announces Q3 results

Branded game revenue grows, but slower-than-expected rollout, sluggish wagering activity limit progress

November 13, 2009 (Dublin, IRELAND) – CryptoLogic Limited, a global developer of branded online betting games and Internet casino software, today announced its financial results for the third quarter ending September 30, 2009. While branded game revenue saw strong growth for the third consecutive quarter, sluggish wagering activity and a slower-than-expected rollout of games by new licensees adversely affected the overall result.

Financial highlights:

•	Revenue of $9.6 million (Q2 2009: $10.1 million) in a typically slow season for Internet gaming
•	Branded game revenue increased by 46% to $0.78 million, up from $0.53 million in Q2 and $0.31 million in Q1 2009
•	Hosted casino revenue decreased to $7.1 million (Q2 2009: $7.7 million) due primarily to two jackpot wins on Millionaires Club, one of the company’s most popular games
•	Poker revenue of $0.5 million (Q2 2009: $0.5 million)
•	Net loss before minority interest of $3.4 million (Q2 2009: $6.3 million)
•	Diluted loss per share of $0.25 (Q2 2009 diluted loss per share: $0.46)
•	Net cash as at September 30, 2009: $28.4 million (June 30, 2009: $33.8 million)
•	Dividend of $0.01 per share for the quarter (Q2 2009: $0.03 per share)

Operating highlights:

•	33 branded games on the market by new licensees in Q3, up from 13 in Q2 and three in Q1
•	Total customer base now at 29 licensees after signing new multi-year deals in Q3 to provide branded slot games to leading operators such as Totesport and Virgin Games
•	Signed a three-year agreement to license CryptoLogic’s full Internet casino suite to Betsafe
•	Expanded relationship with 888.com to include five more games for launch later in 2009
•	Release of new downloadable game lineup including a video slot version of Street Fighter IV, one of the most popular video games of 2009
•	Continued momentum of signing up new licensees in Q4 through new deals with Rank Interactive and Unibet, with games now live on each site

Q4 2009 outlook:

•	Continuing steady roll-out of branded games by licensees with 50 games on the market as of today
•	More than 80 branded games expected to be live by year end, based on current launch plans by licensees
•	The continued impact of the economic environment and the delays in rolling out branded games will result in a loss in the fourth quarter
•	In light of recent performance and the current trading environment, the company is reviewing the carrying value of its assets, which is likely to result in a significant impairment charge in Q4

“Despite a disappointing third quarter, CryptoLogic’s business strategy is delivering tangible progress, albeit at a slower pace than anticipated,” said Brian Hadfield, CryptoLogic’s President and CEO. “With a lower cost base, the largest customer roster in CryptoLogic’s history and our third consecutive quarter of increased revenue from branded games, we remain focused on executing our plan — and returning to profitability and long term growth.”

3RD FLOOR, MARINE HOUSE, CLANWILLIAM PLACE,

DUBLIN 2, IRELAND

Overview

While CryptoLogic continued to make progress in executing its business strategy, overall results in the quarter were affected by a number of factors. Uncertain macroeconomic conditions and sluggish wagering activity contributed to a significant decline in wagering volumes in both casino and poker compared with the previous year. While the third quarter is traditionally the slowest season for Internet gaming, the seasonal uptick in demand normally seen in September was well below historic trends.

The rollout of branded games by new licensees gained further momentum, but as most of the new games scheduled for the quarter were not launched by customers until late in the period, revenue from these will only start to come through in Q4 2009.

The company’s most popular games in the quarter included, Cleo-Queen of Egypt, Cubis, Hulk Ultimate Revenge, Millionaires Club III and Spider-Man Revelations.

New games, new customers

Notwithstanding the slower-than-expected rollout by some customers, CryptoLogic’s “build-once-license-often” strategy delivered solid growth from branded games for the third consecutive quarter. Revenue from this segment increased to $0.78 million, a 46% rise since the second quarter as the number of games on customer sites rose to 33, up from 13 in Q2 and three in Q1. Further launches by customers since the end of the quarter have increased the total number of games on the market to 50 today.

The company signed several prominent gaming and entertainment companies in the quarter including well known brands such as Betsafe, Totesport and Virgin Games. Following the Q4 signings and game launches for Rank Interactive and Unibet, CryptoLogic has expanded its customer base to 29 licensees, the most in the company’s history.

E-gaming innovation

CryptoLogic continued to add to its product portfolio with the launch of a new downloadable game lineup that features a video slot version of the world-famous Street Fighter™ IV. The new game pack also featured video slot games Savannah Sunrise, Cleo “Crazy Jackpots” Area 21 and updated versions of longtime favourites Caribbean Stud Poker, American Roulette and Video Poker.

Financial performance

Total revenue: CryptoLogic’s revenue was $9.6 million for the third quarter, down $0.5 million from Q2 2009 as wagering activity slowed in August, without a typical seasonal bounceback in September. Revenue was also reduced by $0.56 million as a result of the number of jackpot wins in the quarter, which was above historic levels. This was reflected in casino revenue of $7.1 million in Q3, down from $7.7 million in the second quarter. Poker revenue was flat at $0.5 million in the third quarter. Other revenue included a $0.8 million benefit recorded due to a revised estimate for future royalty payments. As noted above, revenue from branded games continues to grow, up 46% to $0.78 million in the third quarter from $0.53 million in Q2.

Earnings and Earnings per Diluted Share: Due to the factors cited above, the company recorded a loss of $3.4 million, or $0.25 per share (based on a weighted average of 13,820,000 outstanding shares), for the quarter.

Operating expenses were $9.2 million for the quarter, down from $9.9 million in the second quarter and $16.5 million in the third quarter of 2008. This reflects the company’s continued efforts to reduce costs across the business. General and administrative expenses were $2.4 million, up from $2.2 million in Q2 due largely to foreign exchange movements, and down from $3.1 million in Q3 2008.

Balance Sheet and Cash Flow: CryptoLogic ended the quarter with $28.4 million in net cash (comprising cash and cash equivalents, restricted cash and security deposits), or $2.06 per diluted share (June 30, 2009: $33.8 million or $2.45 per diluted share). The decrease in net cash was due largely to the operating loss, jackpot wins of $2.6 million paid out during the quarter. The company continues to be debt-free. CryptoLogic’s working capital at September 30, 2009 was $2.50 per share. (June 30, 2009: $37.4 million or $2.70 per diluted share).

Dividend

CryptoLogic declared a dividend of $0.01 per share for the quarter, down from $0.03 in the first two quarters of 2009. The dividend will be paid on December 15, 2009 to shareholders of record of CryptoLogic Limited and CryptoLogic Exchange Corporation as at December 1, 2009.

Outlook

The implementation of the company’s branded games is in the hands of its licensees, and has been slower than expected. CryptoLogic continues to expect a steady rise in branded game revenue in the fourth quarter. 50 games are on the market today, and based on the latest information from customers, the company expects more than 80 games to be on the market by the end of the year.

Notwithstanding this progress, the continued impact of the economic environment and the delays in rolling out branded games will result in a loss in the fourth quarter. In light of the company’s performance and the current trading and economic environment, CryptoLogic is undertaking a review of the carrying value of its assets in conjunction with the company’s annual planning and budgeting process in the fourth quarter and this is likely to result in a significant impairment charge.

Investor/analyst conference call

CryptoLogic will hold a conference call today at 8:30 a.m. Eastern time (1:30 p.m. GMT) to update investors on the company’s earnings in Q3 2009. The details of the call are as follows:

Toll Free North America:	1-800-766-6630
Toll Free UK:	00 800-4222-8835
Toll Free International Toronto Dial-In Number:	(Country Code) 800-4222-8835 416-340-8410

To participate, please call five to ten minutes prior to the start of the teleconference. This conference call will be recorded and available for replay approximately one hour after the completion of the call, up until midnight on November 20, 2009. To listen to the replay, please dial 416-695-5800 or 1-800-408-3053, passcode 8851764#. A transcript of the call will also be made available on CryptoLogic’s website at www.cryptologic.com under Investor Information.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. With more than 300 games, CryptoLogic has one of the most comprehensive casino suites on the Internet, with award-winning games featuring some of the world’s most famous action and entertainment characters. The company’s licensees include many top Internet gaming brands, including the “big four” international operators. CryptoLogic’s leadership in regulatory compliance makes it one of the few companies with gaming software certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Jason Graham, ext 229 jgraham@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition, prospects and opportunities, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements. Forward-looking statements are given only as at the date of this release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

CRYPTOLOGIC LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As at	As at
	September 30,	December 31,
	2009	2008
	(unaudited)	(audited)

ASSETS
Current assets:
Cash and cash equivalents	$ 28,194	$ 36,348
Restricted cash	-	7,175
Security deposits	250	250
Accounts receivable and other	7,533	6,002
Prepaid expenses	8,892	6,564
Income taxes receivable	1,541	653
	46,410	56,992

User funds held on deposit	5,217	10,833
Future income taxes	3,629	1,930
Capital assets	15,972	18,703
Long-term investments	2,337	5,821
Intangible assets	4,502	4,982
Goodwill	6,545	6,545
	$ 84,612	$ 105,806

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$ 11,439	$ 15,356
Income taxes payable	417	413
	11,856	15,769

User funds held on deposit	5,217	10,833
Future income taxes	298	382
	17,371	26,984

Minority interest	5,648	6,382

Shareholders’ equity:
Share capital	33,766	33,552
Stock options	7,634	6,856
Retained earnings	20,193	32,032
	61,593	72,440

	$ 84,612	$ 105,806

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(In thousands of U.S. dollars, except per share data)

(Unaudited)

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2009	2008	2009	2008

Revenue	$ 9,591	$14,049	$ 29,865	$50,166
Expenses
Operating	9,211	16,506	27,305	44,114
General and administrative	2,380	3,067	7,704	9,936
Reorganization	240	-	927	-
Impairment of long-term investments	-	-	3,961	-
Finance	19	78	66	331
Amortization	1,241	1,519	3,745	4,426
	13,091	21,170	43,708	58,807

Loss before undernoted	(3,500)	(7,121)	(13,843)	(8,641)
Interest income	87	443	380	2,061
Non operating income	-	-	-	102

Net loss before income taxes and minority interest	(3,413)	(6,678)	(13,463)	(6,478)

Income taxes:
Current	178	(98)	(565)	582
Future	(163)	(298)	(1,783)	(152)
	15	(396)	(2,348)	430

Net loss before minority interest	(3,428)	(6,282)	(11,115)	(6,908)

Minority interest	(224)	(396)	(424)	(138)

Net loss and comprehensive loss	$ (3,204)	$(5,886)	$(10,691)	$(6,770)

Net loss per common share
Basic	$ (0.25)	$(0.45)	$ (0.81)	$(0.50)
Diluted	$ (0.25)	$(0.45)	$ (0.81)	$(0.50)

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of U.S. dollars)
(Unaudited)
	For the nine months ended
	September 30,
	2009	2008
Retained earnings, beginning of period	$32,032	$70,855
Loss	(10,691)	(6,770)
Dividends paid, excluding those paid to CEC shareholders	(1,148)	(4,616)
Excess of purchase over stated value of repurchased common shares	-	(1,067)
Retained earnings, end of period	$20,193	$58,402

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF CASHFLOWS

(In thousands of U.S. dollars)

(Unaudited)

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2009	2008	2009	2008
Cash flows from (used in):

Operating activities:
Net loss	$(3,204)	$(5,886)	$(10,691)	$(6,770)
Adjustments to reconcile loss to cash provided
by (used in) operating activities:
Amortization	1,241	1,519	3,745	4,426
Reorganization expense	240	-	927	-
Impairment of long-term investments	-	-	3,961	-
Unrealized gain on forward contract	(39)	-	(175)	(120)
Future income taxes	(163)	(315)	(1,783)	(164)
Minority interest	(224)	(396)	(424)	(138)
Stock options	183	442	778	1,613
	(1,966)	(4,636)	(3,662)	(1,153)
Change in operating assets and liabilities:
Accounts receivable and other	(203)	2,458	(1,531)	679
Prepaid expenses	(215)	(1,984)	(2,152)	(2,391)
Accounts payable and accrued liabilities	(2,403)	(5,450)	(4,844)	(7,077)
Income taxes payable	31	(366)	(884)	(4,678)
	(4,756)	(9,978)	(13,073)	(14,620)

Financing activities:
Issue of capital stock, net	-	-	-	189
Repurchase of common shares	-	(626)	-	(1,365)
Dividends paid including those to CEC shareholders	(416)	(1,674)	(1,245)	(5,018)
	(416)	(2,300)	(1,245)	(6,194)

Investing activities:
Cash paid for Casino.co.uk	-	-	-	(1,254)
Purchase of capital assets	(227)	(3,039)	(534)	(4,348)
Purchase of other investments	-	(400)	(477)	(2,395)
(Increase)/decrease in restricted cash	5,000	(2,914)	7,175	12,062
Decrease in security deposits	-	-	-	900
	4,773	(6,353)	6,164	4,965

Decrease in cash and cash equivalents	(399)	(18,631)	(8,154)	(15,849)

Cash and cash equivalents, beginning of period	28,593	58,210	36,348	55,428

Cash and cash equivalents, end of period	$28,194	$39,579	$28,194	$39,579

Supplemental cash flow information:
Non cash portion of options exercised	$-	$-	$-	$83